As filed with the Securities and Exchange Commission on April 1, 2004
Registration Nos. 811-21257 005-79430

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE TO

TENDER OFFER STATEMENT

UNDER

SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

FINAL AMENDMENT

(Amendment No. 2)

MERCANTILE ALTERNATIVE STRATEGIES FUND LLC

(Name of Subject Company (Issuer))

MERCANTILE ALTERNATIVE STRATEGIES FUND LLC

(Name of Filing Person(s) (Issuer))

LIMITED LIABILITY COMPANY INTERESTS

(Title of Class of Securities)

N/A

(CUSIP Number of Class of Securities)

Jennifer E. Vollmer, Esq.

Mercantile Capital Advisors, Inc.

Two Hopkins Plaza

Baltimore, MD 21201

(410) 237-5106

(Name, Address and Telephone Number of Person Authorized to Receive Notices and

Communications on Behalf of the Filing Person(s))

With a copy to:

Elliott Cohan, Esq.

Kramer, Levin Naftalis & Frankel

919 Third Avenue

New York, NY 10022

(212) 715-9512

December 29, 2003

(Date Tender Offer First Published,

Sent or Given to Security Holders)

CALCULATION OF FILING FEE

Transaction Valuation: $2,500,000 (a)	Amount of Filing Fee: $202.25 (b)

(a	)	Calculated as the aggregate maximum value of Interests being purchased.
(b	)	Calculated at $80.90 per $1,000,000 of the Transaction Valuation.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $202.25	Filing Party: Mercantile Alternative Strategies Fund LLC
Form or Registration No.: SCHEDULE TO, REGISTRATION NO. 005-79430	Date Filed: December 29, 2003

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☒

This final amendment relates to the Issuer Tender Offer Statement on Schedule TO (the “Statement”) originally filed December 29, 2003 and amended January 9, 2004 by Mercantile Alternative Strategies Fund LLC (the “Company”) in connection with an offer by the Company to purchase up to $2,500,000 of interests in the Company (“Interests”) on the terms and subject to the conditions set forth in the Offer to Purchase and the related Letter of Transmittal. Copies of the Offer to Purchase and Letter of Transmittal were previously filed as Exhibits B and C to the Statement on December 29, 2003, and amended January 9, 2004.

This is the final amendment (Amendment No. 2) to the Statement and is being filed to report the results of the Offer to Purchase (the “Offer”). Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Offer to Purchase.

The following information is furnished pursuant to Rule 13e-4(c)(4):

1.	Members of the Company (“Members”) that desired to tender Interest, or a portion of an Interest, for purchase, were required to submit their tenders by 5:00 p.m., Eastern Time, on January 27, 2004. Members were allowed to withdraw any tenders of their Interests or portions thereof until the Offer expired at 5:00 p.m., Eastern Time, on January 27, 2004.

2.	One Member, Mercantile Bankshares Corporation, an affiliate of the Company, validly tendered a portion of its Interest, designated by the Member as $1,250,000 prior to January 27, 2004 and did not withdraw such tender prior to January 27, 2004. That portion of an Interest was accepted for purchase by the Company in accordance with the terms of the Offer.

3.	The Valuation Date of the Interests tendered pursuant to the Offer was March 31, 2004.

4.	The payment of the purchase price for the Interests tendered was made in the form of promissory notes given on January 29, 2004 to the Member who tendered a portion of its Interest that was accepted for purchase by the Company in accordance with the terms of the Offer. Pursuant to the promissory note, the Company will pay to the tendering Member $1,125,000, representing 90% of the unaudited net asset value of the portion of the Interest tendered by the Member no later than April 30, 2004. The promissory note also entitles the Member to receive a contingent post-audit payment equal to the excess, if any, of (a) the net asset value of the portion of the Interest tendered and purchased as of March 31, 2004 (as it may be adjusted based upon the next annual audit of the Company’s financial statements) over (b) the initial payment. The post audit payment will be payable promptly after the completion of the Company’s next annual audit. The Company expects the annual audit to be completed by the end of May 2004. Proceeds of the initial payment and post-audit payment will be wire transferred directly to an account designated by the Company.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Mercantile Alternative Strategies Fund, LLC

By:	/s/ Cornelia H. McKenna
Name:	Cornelia H. McKenna
Title:	Vice President

April 1, 2004